April 21, 2009

Securities and Exchange Commission
Washington, DC 20549

Re:	China Healthcare Acquisition Corp Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 File No. 001-33269

Ladies and Gentlemen:

The following responds to your letter dated April 9, 2009 to Mr. Alwin Tan, President and Chief Executive Officer of China Healthcare Acquisition Corp (“Company”).

Your comment

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered  Public Accounting Firm, page 28

1.           For the period from June 7, 2006 (inception) to December 21, 2006, we note that the current audit report refers to, and indicates reliance on, an audit report dated May 18. 2007 issued by your predecessor auditor, Goldstein, Golub Kessler LLP.  Please revise to include Goldstein, Golub Kessler LLP's audit report dated May 18, 2007 for this period as required by Rule 2-05 of Regulation S-X.

The Company's Response

We have included the audit report as requested in an amendment to our Annual Report on Form 10-K filed today with the Securities and Exchange Commission.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response of staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions.

Yours truly,

CHINA HEALTHCARE ACQUISITION CORP

By:	/s/ Alwin Tan
Alwin Tan
President and Chief Executive Officer